Angela Collette PSC

Attorney and Counselor at Law

Licensed in Kentucky, Michigan and New York

March 31, 2011

Mr. Josh Reynolds

United States Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549-5546

Re: PDK Energy Inc

Registration Statement on Form S-1

Filed March 11,2011

File No. 333-168661

Dear Mr. Reynolds,

Please see the answers to your comments below.

Capitalization, page 13

1.

The information presented showing your total capitalization is not mathematically correct. It appears to us that the accumulated deficit during the development stage appears to be $(2,580) rather than $(2,480) as of January 31, 2011. Please revise as appropriate.

We have corrected

Use of Proceeds, page 14

Drink Development and Website Development, page 15

2.

We reissue comment one of our March 3, 2011 letter. Please reconcile your statement in the second paragraph of this section that 25% of the proceeds would sustain you for up to two months with your tabular disclosure on page 14 that you would have zero net proceeds at the 25% level.

We changed the last sentence of the paragraph as follows:

Seventy-five percent (75%) of the possible proceeds from this offering ($15,000) will satisfy our basic, subsistence level, cash requirements for up to 6 months, while 50% of the proceeds ($10,000) which is

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

the minimum needed to begin operations will sustain us for up to 4 months, and 25% of the proceeds ($5,000) will not be sufficient to meet our corporate and disclosure obligations and we would have to use some of our cash on hand or loans from our officers and directors to maintain our status as a reporting issuer with the SEC.

3. In this regard, we also note your statement in the first paragraph of page 16 that at the

25% proceeds level you would be able to maintain your status as a reporting issuer with the SEC. Please revise to describe how you would fund ongoing reporting requirements with zero net proceeds or clarify your statement here as appropriate.

We revised the paragraph as follows:

The sale of 25% or less of the proposed offering would result in our using all of the funds raised and some of our cash on hand or loans from our officers and directors to meet our corporate and disclosure obligations so that we remain in good standing with the State of Mississippi and maintain our status as a reporting issuer with the SEC.  If we sell less than 25% of the securities being offered, the investors will likely lose their entire investment.

Dilution, page 16

4. The negative net tangible book value appears to be $(2,380), which does not agree with the amount on your January 31, 2011 balance sheet of $(2,480). Please revise accordingly.

We have Corrected

Statement of Operations, page 52

5. We note that you have recorded general and administrative expenses of $15 for the three months ended January 31, 2011 while you had $76 for the three months ended October 31, 2010. Please reconcile these dollar amounts with the $86 for the six months ended January 31, 2001 for the administrative expenses. It appears that the amount of total net income (loss) of $0 for the three months ended January 31, 2011, should be revised to reflect the sum of total expenses and other expenses as appropriate. Please revise to ensure that the dollar amounts recorded reconcile to the financial statements or advise.

We have corrected the three month period for a typographical error, listing general administrative expenses as $15, when expense was actually $10.  The correction has been made to the financial statements submitted in this amendment.  There was no effect to the six month or inception to date information presented.

Interim Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, page 55

Basis of Accounting, page 55

6. It appears that part of the disclosure required by Instruction 2 to Rule 8-03 of Regulation

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

S-X has been deleted in this section. Please reinstate the full disclosure required by this rule.

We have replaced our disclosure “These interim financial statements include all of the necessary adjustments to make them not misleading.” with the following:

All adjustments, in the opinion of management, consisting of normal recurring adjustments necessary for a fair statement of (a) the result of operations for the three and six month periods ended January 31, 2011 and the period July 23, 2010 (date of inception) through January 31, 2011; (b) the financial position at January 31, 2011, and (c) cash flows for the six month periods ended January 31, 2011and the period July 23, 2010 (date of inception) through January 31, 2011, have been made.

We hope that this satisfies all of your comments. Please let us know when we might be able to request acceleration.

Sincerely,

//Angela Collette

Angela Collette

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762